SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement under Section 13(e) of the Securities

Exchange Act of 1934 and Rule 13E-3 Thereunder

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED

(Name of the Issuer)

Saunders Acquisition Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

353515109

(CUSIP Number of Class of Securities)

Saunders Acquisition Corporation

Attention: Barry J. Lipsky

2 Briarwood Ct.

Princeton Junction NJ 08550

(609) 509-3024

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and

Communications on Behalf of Person(s) Filing Statement)

Copy to:

Robert L. Kohl, Esq.	David Boillot, Esq.
Katten Muchin Rosenman LLP	Reitler Kailas & Rosenblatt LLC
575 Madison Avenue	800 3rd Avenue, 21st Floor
New York, NY 10016	New York, NY 10022
(212) 940-6380	(212) 209-3050

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee**
$14,690,472.11	$819.79

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined by adding: (i) the product of (a) 5,645,173 outstanding shares of Common Stock that are proposed to be acquired in the merger and the (b) per share merger consideration of $2.50 in cash; and (ii) the product of (a) 511,097 shares of Common Stock issuable upon exercise of outstanding vested options to purchase Common Stock with a per share exercise price of less than $2.50 and (b) $1.13 per share in consideration for the cancellation of such options, which is the excess of $2.50 over the weighted average exercise price of such options.
**	The filing fee, calculated in accordance with Exchange Act Rule 0-11 and Fee Advisory #3 for the Fiscal Year 2010, was calculated by multiplying the transaction value by $55.80/$1,000,000

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was previously paid. Identify the previous fling by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $819.79

Form or Registration No.: Schedule 14A

Filing Party: Franklin Electronic Publishers, Incorporated

Date Filed: November 24, 2009

Introduction

This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Statement”), is being filed with the Securities and Exchange Commission by Saunders Acquisition Corporation, a Delaware corporation (“Saunders”). Saunders was formed by certain executive officers of the Franklin Electronic Publishers, Incorporated, a Pennsylvania corporation (the “Company” or “Franklin”), solely for the purpose of acquiring the Company and consummating the transactions contemplated by the Merger Agreement (the “Merger Agreement”), dated as of September 30, 2009, by and between the Company and Saunders, and the related plan of merger. Saunders has not engaged in any business except as contemplated in the Merger Agreement. Saunders is currently owned by Barry J. Lipsky, Franklin’s President and Chief Executive Officer, Toshihide Hokari, Franklin’s Chief Operating Officer, Frank A. Musto, Franklin’s Chief Financial Officer, Howard L. Morgan, the Chairman of Franklin’s board of directors, James A. Simons, a director of Franklin, and certain other of the Company’s shareholders (collectively, the “Saunders Group”).

Pursuant to the Merger Agreement, Saunders will merge with and into the Company, and the Company will continue as the surviving corporation, on the terms and conditions set forth in the Merger Agreement and the related plan of merger (the “Merger”). All of the Company’s and Saunders’ rights and obligations will become those of the surviving corporation. At the effective time of the Merger, each holder of Franklin’s Common Stock, par value $.01 per share (“Common Stock”) (other than Saunders) will be entitled to receive $2.50 in cash, without interest, for each share of Common Stock owned as of the effective time of the Merger.

The Merger Agreement also provides that each of Franklin’s vested stock options will be cancelled and each holder thereof will receive a payment in cash equal to the product of (i) the excess, if any, of $2.50 over the exercise price per share of Common Stock subject to such option, multiplied by (ii) the number of shares of Common Stock subject to such option as of the effective time of the Merger, less applicable withholding taxes. If the exercise price per share of Common Stock subject to vested options exceeds $2.50, such stock options will be cancelled without consideration. Holders of vested shares of restricted stock will be entitled to receive $2.50 in cash, without interest. All unvested options and shares of restricted stock will be cancelled without consideration.

Except for the Saunders Group, no current shareholder of Franklin will, directly or indirectly, have any ownership interest in, or be a shareholder of, Franklin after the completion of the Merger. As a result, Franklin’s current shareholders (other than the Saunders Group) will not benefit from any future increase in Franklin’s value, nor will they bear the risk of any future decrease in Franklin’s value.

Concurrently with the filing of this Schedule 13E-3, Franklin is filing with the Securities and Exchange Commission a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of Franklin’s shareholders at which Franklin’s shareholders will consider and vote upon, among other things, a proposal to adopt the Merger Agreement and the related plan of merger. The adoption of the Merger Agreement and the related plan of merger requires the affirmative vote of a majority of the votes cast at the special meeting. Saunders, which at the time of the special meeting will own 2,738,412 shares, or 32.66% of the Common Stock, has agreed to vote “FOR” the adoption of the Merger Agreement and the related plan of merger.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement.

The filing of this Statement shall not be construed as an admission by Saunders or by any affiliate of Saunders, that Franklin is “controlled” by Saunders, or that Saunders is an “affiliate” of Franklin within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item l.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a)	Name and Address. The information set forth in the Proxy Statement under the caption “PARTIES TO THE MERGER” is incorporated herein by reference.

(b)	Securities. The information set forth in the Proxy Statement under the caption “THE SPECIAL MEETING OF SHAREHOLDERS - Record Date; Stock Entitled to Vote” is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “MARKET PRICE AND DIVIDEND DATA” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “MARKET PRICE AND DIVIDEND DATA” is incorporated herein by reference.

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “IMPORTANT INFORMATION REGARDING FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED - Transactions in Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person(s)

Regulation M-A Item 1003

(a)	Name and address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“PARTIES TO THE MERGER”

(b)	Business and background of entities. The information set forth in the Proxy Statement under the caption “PARTIES TO THE MERGER” is incorporated by reference herein.

(c)	Business and background of natural persons. The information set forth in the Proxy Statement under the caption “PARTIES TO THE MERGER - Directors and Officers of Saunders” is incorporated herein by reference.

Item 4.	Terms of the Transaction

Regulation M-A Item 1004

(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE SPECIAL MEETING OF SHAREHOLDERS - Vote Required”

“SPECIAL FACTORS - THE MERGER - Purposes and Reasons for the Merger and Plans for Franklin After the Merger”

“SPECIAL FACTORS - THE MERGER - Effects of the Merger on Franklin”

“MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES”

“THE MERGER AGREEMENT - Merger Consideration”

(c)	Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - THE MERGER - Interests of our Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT - Merger Consideration”

(d)	Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“NO DISSENTERS’ RIGHTS”

(e)	Provisions for unaffiliated security holders. There have been no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of Saunders or to obtain counsel or appraisal services at the expense of Saunders.

(f)	Eligibility for listing or trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A 1005

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“IMPORTANT INFORMATION REGARDING FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED - Transactions in Common Stock”

(b)	Significant corporate events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - THE MERGER - Background of the Merger”

ANNEX A - Agreement and Plan of Merger, dated as of September 30, 2009, by and between Franklin Electronic Publishers, Incorporated and Saunders Acquisition Corporation.

(c)	Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS - THE MERGER - Background of the Merger”

(e)	Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING - Vote Required”

“SPECIAL FACTORS - THE MERGER - Interests of our Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

“IMPORTANT INFORMATION REGARDING FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED - Transactions in Common Stock”“

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

Item 6.	Purpose of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b)	Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS - THE MERGER - Purposes and Reasons for the Merger and Plans for Franklin after the Merger”

“SPECIAL FACTORS - THE MERGER - Effects of the Merger on Franklin”

“THE MERGER AGREEMENT - Structure and Completion of the Merger”

“THE MERGER AGREEMENT - Merger Consideration”

ANNEX A - Agreement and Plan of Merger, dated as of September 30, 2009 by and between Franklin Electronic Publishers, Incorporated and Saunders Acquisition Corporation.

(c)	(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS - THE MERGER - Purposes and Reasons for the Merger and Plans for Franklin After the Merger”

“SPECIAL FACTORS - THE MERGER - Effects of the Merger on Franklin”

“THE MERGER AGREEMENT”

ANNEX A - Agreement and Plan of Merger, dated as of September 30, 2009 by and between Franklin Electronic Publishers, Incorporated and Saunders Acquisition Corporation.

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS - THE MERGER - Background of the Merger”

“SPECIAL FACTORS - THE MERGER - Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS - THE MERGER - Reasons for the Board’s Recommendation”

“SPECIAL FACTORS - THE MERGER - Purposes and Reasons for the Merger and Plans for Franklin after the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS - THE MERGER - Background of the Merger”

“SPECIAL FACTORS - THE MERGER - Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS - THE MERGER - Reasons for the Board’s Recommendation”

“SPECIAL FACTORS - THE MERGER - Purposes and Reasons for the Merger and Plans for Franklin after the Merger”

“SPECIAL FACTORS - THE MERGER - Effects on Franklin if the Merger is Not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS - THE MERGER - Background of the Merger”

“SPECIAL FACTORS - THE MERGER - Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS - THE MERGER - Reasons for the Board’s Recommendation”

“SPECIAL FACTORS - THE MERGER - Purposes and Reasons for the Merger and Plans for Franklin after the Merger”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - THE MERGER - Background of the Merger”

“SPECIAL FACTORS - THE MERGER - Purposes and Reasons for the Merger and Plans for Franklin after the Merger”

“SPECIAL FACTORS - THE MERGER - Effects of the Merger on Franklin”

“SPECIAL FACTORS - THE MERGER - Effects on Franklin if the Merger is Not Completed”

“SPECIAL FACTORS - THE MERGER - Interests of our Directors and Executive Officers in the Merger”

“U.S. FEDERAL INCOME TAX CONSEQUENCES”

“THE MERGER AGREEMENT”

ANNEX A - Agreement and Plan of Merger, dated as of September 30, 2009 by and between Franklin Electronic Publishers, Incorporated and Saunders Acquisition Corporation.

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING OF SHAREHOLDERS - Our Board’s Recommendation”

“SPECIAL FACTORS - THE MERGER - Background of the Merger”

“SPECIAL FACTORS - THE MERGER - Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS - THE MERGER - Reasons for the Board’s Recommendation”

(b)	Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - THE MERGER - Background of the Merger”

“SPECIAL FACTORS - THE MERGER - Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS - THE MERGER - Reasons for the Board’s Recommendation”

“SPECIAL FACTORS - THE MERGER - Opinion of the Financial Advisor to the Special Committee of the Board of Directors”

Annex C - Opinion of Oppenheimer & Co. Inc.

(c)	Approval of security holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING OF SHAREHOLDERS - Vote Required”

“SPECIAL FACTORS - THE MERGER - Reasons for the Special Committee’s Recommendation”

“THE MERGER AGREEMENT”

(d)	Unaffiliated representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS - THE MERGER - Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS - THE MERGER - Reasons for the Board’s Recommendation”

(e)	Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - THE MERGER - Background of the Merger”

“SPECIAL FACTORS - THE MERGER - Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS - THE MERGER - Reasons for the Board’s Recommendation”

“SPECIAL FACTORS - THE MERGER - Interests of our Directors and Executive Officers in the Merger”

(f)	Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS - THE MERGER - Background of the Merger”

“SPECIAL FACTORS - THE MERGER - Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS - THE MERGER - Reasons for the Board’s Recommendation”

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a)	Report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - THE MERGER - Background of the Merger”

“SPECIAL FACTORS - THE MERGER - Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS - THE MERGER - Reasons for the Board’s Recommendation”

“SPECIAL FACTORS - THE MERGER - Opinion of the Financial Advisor to the Special Committee of the Board of Directors”

Annex C - Fairness Opinion of Oppenheimer & Co. Inc.

(b)	Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - THE MERGER - Background of the Merger”

“SPECIAL FACTORS - THE MERGER - Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS - THE MERGER - Reasons for the Board’s Recommendation”

“SPECIAL FACTORS - THE MERGER - Opinion of the Special Committee’s Financial Advisor”

Annex C - Opinion of Oppenheimer & Co. Inc.

(c)	Availability of documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Common Stock or representative who has been so designated in writing. The full text of the written opinion of Oppenheimer & Co. Inc., dated September 30, 2009, is attached to the Proxy Statement as Annex C and is incorporated herein by reference.

Item 10.	Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a)	Source of funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SUMMARY TERM SHEET”

“FINANCING”

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - THE MERGER - Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS - THE MERGER - Reasons for the Board’s Recommendation”

“FINANCING”

(c)	Expenses. The information set forth in the Proxy Statement under the caption “FINANCING - Transaction Expenses” is incorporated herein by reference.

(d)	Borrowed funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)	Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SUMMARY TERM SHEET”

“SPECIAL FACTORS - THE MERGER - Interests of our Directors and Executive Officers in the Merger”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the caption “IMPORTANT INFORMATION REGARDING FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED - Transactions in Common Stock” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation

Regulation M-A Item 1012

(d)	Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING OF SHAREHOLDERS - Vote Required”

“SPECIAL FACTORS - THE MERGER - Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS - THE MERGER - Reasons for the Board’s Recommendation”

“SPECIAL FACTORS - THE MERGER - Interests of our Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT - Shareholder Vote”

(e)	Recommendations of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS - THE MERGER - Background of the Merger”

“SPECIAL FACTORS - THE MERGER - Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS - THE MERGER - Reasons for the Board’s Recommendation”

Item 13.	Financial Information

Regulation M-A Item 1010

(a)	The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING FRANKLIN ELECTRONIC PUBLISHERS, INCORPORATED - Financial Statements”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex D - Annual Report on Form 10-K for the Fiscal Year ended March 31, 2009

Annex E - Quarterly Report on Form 10-Q for the Fiscal Quarter ended June 30, 2009

Annex F - Quarterly Report on Form 10-Q for the Fiscal Quarter ended September 30, 2009

(b)	Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)	Solicitations or recommendations. The information set forth in the Proxy Statement under the caption “THE SPECIAL MEETING OF SHAREHOLDERS – Solicitation of Proxies” is incorporated herein by reference.

(b)	Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING – Vote Required”

“SPECIAL FACTORS - THE MERGER - Background of the Merger”

“SPECIAL FACTORS - THE MERGER - Interests of our Directors and Executive Officers in the Merger”

“FINANCING – Merger Consideration”

Item 15.	Additional Information

Regulation M-A Item 1011

(b)	Other material information. The information set forth in the Proxy Statement and annexes thereto filed contemporaneously herewith is incorporated in its entirety herein by reference.

Item 16.	Exhibits

Regulation M-A Item 1016

(a)	Preliminary Proxy Statement of Franklin Electronic Publishers, Incorporated on Schedule 14A filed by Franklin Electronic Publishers, Incorporated with the Securities and Exchange Commission on November 24, 2009, incorporated by reference herein.

(b)	Not applicable.

(c)	Fairness Opinion of Oppenheimer & Co. Inc., dated September 30, 2009, incorporated herein by reference to Annex C to the Proxy Statement.

(d)(1)	Exchange Agreement, dated as of May 29, 2009, by and among Marcy Lewis, James H. Simons, Shining Sea Limited, Howard L. Morgan, Barry J. Lipsky, Toshihide Hokari, Frank A. Musto and Saunders Acquisition Corporation, incorporated by reference to Exhibit 7.03 to the Schedule 13D filed with the Securities and Exchange Commission on May 29, 2009 by Barry J. Lipsky, Toshihide Hokari, Frank A. Musto, Howard L. Morgan, James H. Simons, Marcy Lewis and Shining Sea Limited.

(d)(2)	Exchange Agreement, dated as of September 11, 2009, by and among Julien David, Morton David, in his capacity as trustee of the Claudia David 1985 Trust, the Aaron J. David 1989 Trust and the Zachary M. David 1992 Trust, and Saunders Acquisition Corporation, incorporated by reference to Exhibit 7.06 to the Schedule 13D/A filed with the Securities and Exchange Commission on September 18, 2009 by Barry J. Lipsky, Toshihide Hokari, Frank A. Musto, Howard L. Morgan, James H. Simons, Marcy Lewis, Shining Sea Limited, Julien David and Morton David.

(f)	Not applicable.

(g)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 24, 2009.

SAUNDERS ACQUISITION CORPORATION

By:	/S/ BARRY J. LIPSKY
Name:	Barry J. Lipsky
Title:	President

EXHIBIT INDEX

(a)	Preliminary Proxy Statement of Franklin Electronic Publishers, Incorporated on Schedule 14A filed by Franklin Electronic Publishers, Incorporated with the Securities and Exchange Commission on November 24, 2009, incorporated by reference herein.

(b)	Not applicable.

(c)	Fairness Opinion of Oppenheimer & Co. Inc., dated September 30, 2009, incorporated herein by reference to Annex C to the Proxy Statement.

(d)(1)	Exchange Agreement, dated as of May 29, 2009, by and among Marcy Lewis, James H. Simons, Shining Sea Limited, Howard L. Morgan, Barry J. Lipsky, Toshihide Hokari, Frank A. Musto and Saunders Acquisition Corporation, incorporated by reference to Exhibit 7.03 to the Schedule 13D filed with the Securities and Exchange Commission on May 29, 2009 by Barry J. Lipsky, Toshihide Hokari, Frank A. Musto, Howard L. Morgan, James H. Simons, Marcy Lewis and Shining Sea Limited.

(d)(2)	Exchange Agreement, dated as of September 11, 2009, by and among Julien David, Morton David, in his capacity as trustee of the Claudia David 1985 Trust, the Aaron J. David 1989 Trust and the Zachary M. David 1992 Trust, and Saunders Acquisition Corporation, incorporated by reference to Exhibit 7.06 to the Schedule 13D/A filed with the Securities and Exchange Commission on September 18, 2009 by Barry J. Lipsky, Toshihide Hokari, Frank A. Musto, Howard L. Morgan, James H. Simons, Marcy Lewis, Shining Sea Limited, Julien David and Morton David.

(f)	Not applicable.

(g)	Not applicable.